El Sitio
                                www.elsitio.com


                  EL SITIO REPORTS THIRD QUARTER 2000 RESULTS

                   Net Revenues Grow 39% Over Second Quarter

     Third Quarter 2000 Loss Per Share 18% Narrower Than Previous Quarter

        -----------------------------------------------------------

Buenos Aires and New York - November 15, 2000 - El Sitio, Inc. (Nasdaq: LCTO), a leading Internet media company targeting Spanish and Portuguese speakers in Latin America and the United States, today reported net revenues of $10.5 million for the third quarter ended September 30, 2000. The revenue figure compares to net revenues of $7.5 million for the second quarter of 2000 and $0.8 million for the third quarter of 1999. Revenues for the 2000 period were primarily driven by advertising revenue growth as El Sitio increased the monetization of page views generated by its core community.

Roby Cibrian-Campoy, chief executive officer of El Sitio, stated, "In the third quarter, we intensified our effort to monetize our inventory, and that effort resulted in continued strong growth in advertising revenues. At the same time, our EBITDA losses narrowed from the second quarter due to our revenue growth and our ongoing expense management initiatives. Finally, during the quarter we launched El Sitio Venezuela, our eighth country-specific website, furthering our pan-regional coverage. Overall, we are pleased with our performance and believe we have good business momentum as we prepare to leverage El Sitio's Internet presence across traditional media platforms as part of the new Claxson Interactive Group."

As announced on October 30, 2000, El Sitio has agreed to merge with Ibero American Media Partners and Cisneros Television Group, whose affiliates are strategic investors in El Sitio, to form a new multi-media content company under the name of Claxson Interactive Group. The merger is expected to close in the first quarter of 2001.

Roberto Vivo-Chaneton, El Sitio's Chairman and the newly appointed Chairman and CEO of Claxson, noted, "Claxson Interactive Group is the realization of El Sitio's and our partners' shared vision to be the first mover in media convergence in Latin America. This new company will combine the strong assets of El Sitio, including its loyal core user community and interactive content, with the leading entertainment brands of Cisneros Television Group and the broadcast television and radio assets of IberoAmerican Media Partners. Claxson will have $600 million in assets, a strong cash position, an even stronger market position and a clear path to profitability. Claxson will also field a talented and seasoned management team with extensive experience in the Ibero-American media and Internet industries."


Financial Highlights

El Sitio's financial performance in the third quarter of 2000 was largely driven by the growth in net advertising revenues, which totaled $6.3 million in the quarter, up 31% from $4.8 million in the second quarter of 2000 and compared to $0.8 million in the third quarter of 1999. For the first nine months of 2000, net advertising revenues totaled $14.0 million, compared to $1.5 million for the corresponding period in 1999.

Net connectivity service revenues totaled $2.1 million in the third quarter of 2000 compared to $2.3 million in the second quarter. Decreased revenues for connectivity services primarily reflect a decline in average subscriber fees in Argentina, Brazil and Colombia where El Sitio offers these services.

El Sitio reported e-commerce revenues of $2.1 million in the third quarter of 2000, representing the first full quarter of operations of DeCompras.com, the Mexican e-tailer which was acquired in late May 2000. DeCompras.com is beginning to ramp up its operations and has commenced the implementation of its "Paisano" program, which targets Mexican-Americans in the United States with a main focus in three U.S. cities that have large Hispanic communities.

El Sitio reported EBITDA loss of $15.9 million for the third quarter of 2000, down from a $16.6 million loss in the second quarter and up from an $8.9 million loss in the third quarter of 1999.

El Sitio's net loss for the third quarter of 2000 totaled $20.5 million, or $0.47 per share, down from $23.5 million or $0.57 per share in the second quarter of 2000, and compared to $10.1 million, or $0.80 per share, in the third quarter of 1999. El Sitio's net loss for the first nine months of 2000 was $64.3 million, or $1.54 per share, as compared with $13.9 million, or $1.18 per share, in the corresponding period in 1999.

As of September 30, 2000, El Sitio had a balance of cash, cash equivalents and investments of $83.4 million. El Sitio's management believes that Claxson Interactive Group, the proposed combined company which will include El Sitio, will become EBITDA positive twelve months after the closing of the merger.

Audience Update

El Sitio will not currently report audited traffic metrics for the quarter ended September 30, 2000, after detecting, in conjunction with Engage I/Pro, its auditing service, that incomplete logs prevented the service from providing a full audit report. This situation has been addressed and El Sitio plans to continue reporting audited traffic data for future periods on a regular basis.

Based on company estimates, total page views in the third quarter of 2000 exceeded 600 million, compared to 592 million and 418 million reported for the second and first quarters respectively. Registered users at September 30, 2000 reached almost 1.6 million, up 33% from June 30, 2000. The network added 350,000 new registered users during the third quarter, up 24% from the 282,000 registered users added in the second quarter, indicating continued growth in the company's core user community.


Network and Product Expansion

El Sitio's network now consists of eight country-specific sites, following the third quarter launch of El Sitio Venezuela. El Sitio continued to expand the breadth and depth of its content offering in the third quarter by completing strategic content partnerships and launching new products including the following:

     . Employment Channel: an employment and career counseling service site launched in partnership with Jobshark.com to provide services in a manner previously unavailable in Latin America;

     . Messenger: the first instant messaging service in Spanish that allows users to connect with others surfing the same page;

     . Sports Channel: PSN.com, a sports news and programming site was incorporated into El Sitio's network pursuant to the previously announced strategic alliance between PSN Sports and El Sitio;

     . Health Channel: an El Sitio channel launched in partnership with Salutia.com to provide health information, applications and other health services;

     . Golden Games: a series of interactive games based on Olympic sports, such as swimming and track and field, specially created and designed in connection with the Sydney Olympic Games;

     . Cravo y Canela: an adult content channel available at OSite, El Sitio's Brazilian site, which reveals relationships among local celebrities;

     . Mascotas: a channel available at El Sitio Mexico dedicated to providing health tips and information related to pets.


About El Sitio

El Sitio, Inc. (Nasdaq: LCTO) is a leading Internet media company providing original country-specific and global interactive content and community-building features, e-commerce and connectivity to Spanish and Portuguese speakers. El Sitio is designed as an Internet media destination network (www.elsitio.com) that consists of country Web sites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela. Founded in 1997, El Sitio has teams of local professionals in each of its country offices throughout the Americas. El Sitio's common shares began trading on the Nasdaq National Market in December 1999.


This press release contains forward-looking statements that involve risks and uncertainties, including those relating to El Sitio's ability to expand its user and advertiser bases, to increase its revenues, to generate future profits and positive cash flow from operations and to complete its proposed business combination with Ibero-American Media Partners and Cisneros Television Group. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among other factors, the increasingly competitive and changing environment for advertising sales, uncertainties associated with the internet as an advertising and e-commerce medium, the Company's dependence on advertising revenues and on third parties for technology, content, and distribution, any problems encountered in integrating acquired businesses and any failure to receive the necessary shareholder, regulatory and other approvals relating to the above mentioned business combination. Other factors that could affect the Company's business, results of operations, financial condition and prospects are identified in the Company's annual report on Form 20-F for the year ended December 31, 1999, including under "Operating and Financial Review and Prospects" and "Key Information-Risk Factors", which annual report is on file with the U.S. Securities and Exchange Commission (http://www.sec.gov). Nothing can or should be inferred about El Sitio's future financial performance from the information contained in this press release.

The accompanying condensed consolidated statements of operations and balance sheets are an integral part of this announcement.

                          [Financial Tables Attached]

All other trademarks and/or registered trademarks are the property of their respective owners.

Contacts:

Investors:                           Media:
Horacio Milberg                      Erich de la Fuente
Chief Financial Officer              Vice President, Corporate Communications
El Sitio, Inc.                       El Sitio, Inc.
011-5411-4339-3700                   011-5411-4339-3700

Or                                   Or

Jeff Majtyka/Leonardo Santiago       Audrey Mann
Brainerd Communicators               TSI Communications Worldwide
212-986-6667                         212-320-2234



                                     # # #

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

                                                   Three Months Ended                  Nine Months Ended
                                                   ------------------                  -----------------
                                            Sept. 30, 2000    Sept. 30, 1999     Sept. 30, 2000    Sept. 30, 1999
                                            --------------    --------------     --------------    --------------
                                              (Unaudited)       (Unaudited)       (Unaudited)      (Audited)

Net revenues:

Advertising and related services                 $6,324              $760          $14,021            $1,524
Connectivity services                             2,066                --            7,157                --
E-commerce                                        2,078                --            2,483                --
                                                -------             -----           ------            ------
                                                 10,468               760           23,661             1,524

Costs and expenses:

Cost of goods sold, E-commerce                    1,823                --            2,174                --
Product, content & technology                     6,871             1,499           18,285             3,181
Marketing and sales                              11,916             6,130           34,248             7,157
Corporate, finance and administrative             5,843             1,983           15,683             3,736
Depreciation and amortization                     3,786               169            9,032               336
Share-based compensation                          1,639               499            5,720               499
                                                -------           -------          -------           -------
                                                 31,878            10,280           85,142            14,909
                                                -------           -------          -------           -------
Operating loss                                  (21,410)           (9,520)         (61,481)          (13,385)

Gain attributable to minority interest               28                --               59                --
Total other income                                1,006               224            4,546               266
Provision for income taxes                         (100)               --             (228)               --
Dividends on convertible preferred
   shares <1>                                        --              (784)          (7,243)             (784)
                                            -----------        -----------        --------         ----------
Net loss attributable to common                $(20,476)         $(10,080)        $(64,347)         $(13,903)
  shareholders                               ==========         ==========        ========         ==========


Basic and diluted net loss per common
  share                                          $(0.47)           $(0.80)          $(1.54)           $(1.18)
Shares used in computing basic and
  diluted loss per common share              $43,919,851        12,568,098       41,800,682        11,777,516


<1>  The difference between the initial public offering price per common share and the $9.00 price per Class B convertible preferred share was amortized as a deemed dividend during the six-month period ended June 15, 2000.

BALANCE SHEET
(in thousands)

                                                    As of          As of
                                               Sept. 30, 2000  Dec. 31, 1999
                                               --------------  -------------
Assets                                           (Unaudited)     (Audited)

Current assets:
  Cash, cash equivalents and investments           $83,420       $160,029
  Trade accounts receivable, net                     7,328          3,123
  Inventory                                          1,437             --
  Other current assets                              14,681         10,486
                                                ----------       --------

Total current assets                               106,866        173,638
                                                ----------       --------

Property, plant and equipment, net                  11,684          5,405
Intangible assets - Customer base, net              14,479         18,209
Intangible assets - Goodwill, net                   18,978             --
Other assets                                        10,636          4,668
                                                ----------       --------
TOTAL ASSETS                                      $162,643       $201,920
                                                ==========       ========

Liabilities and shareholders' equity

Current Liabilities
  Accounts payable - trade                         $11,604        $13,499
  Accrued and other liabilities                      5,918          4,796
  Other current liabilities                            535            986
                                                ----------       --------

Total current liabilities                           18,057         19,281
                                                ----------       --------

Class B Convertible Preferred Shares                    --          8,967
Minority Interest                                      (59)            --
Shareholders' Equity                               144,645        173,672
                                                ----------       --------

TOTAL LIABILITIES AND SHAREHOLDERS'               $162,643       $201,920
  EQUITY                                        ==========       ========







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